Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main Fax	212.407.4000 212.407.4990

July 21, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 2054

Attn:	Ronald (Ron) E. Alper
Pam Long

Re:	Aimei Health Technology Co., Ltd
Registration Statement on Form S-1
Filed May 26, 2023
File No. 333-272230

Dear Mr. Alper and Ms. Long:

On behalf of Aimei Health Technology Co., Ltd (the “Company”‘), we are hereby responding to the letter dated June 21, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1, filed on May 26, 2023, File No. 333-272230 (the “Registration Statement”).

In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1 filed May 26, 2023

Cover Page

1.	Provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers based in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or antimonopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on the cover page, in the “Summary” section on page 3, and in the “Risk Factors”, starting on page 36 of the Amended Registration Statement.

Prospectus Summary, page 1

2.	In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment in the “Summary” section on page 3, and beginning on pages 22 and 36 of the Amended Registration Statement.

3.	Disclose each permission or approval that you or your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on the cover page, in the “Summary” section on page 3, and beginning on page 44 of the Amended Registration Statement.

Risk Factors, page 18

4.	Given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and officers’ search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on the cover page, in the “Summary” section on page 3, and beginning on page 44 of the Amended Registration Statement.

5.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on the cover page, in the “Summary” section on page 5, and beginning on pages 50, 83 and 88 of the Amended Registration Statement.

6.	Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

●	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,
●	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
●	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that because the Company is incorporated as a Cayman Islands exempted company, there would be no effect on the Company’s shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022.

If we seek shareholder approval of our business combination., page 22

7.	We note disclosure that your sponsor, directors, officers and their affiliates may purchase shares in the open market from public shareholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company has revised the disclosure in the Amended Registration Statement to address the Staff’s comment. Please see pages 18 and 29.

Capitalization, page 52

8.	We note that you present the private warrants as equity in your capitalization table. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure on page 86 that “If the private warrants are held by holders other than the initial shareholders or their permitted transferees, the private warrants will be redeemable by us for cash and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the language from page 86 of the Registration Statement referenced in the above Comment #8 and it has filed the form of Warrant Agreement as an exhibit to the Amended Registration Statement. The private placement warrants are identical to the warrants except that, so long as they are held by our sponsor or its permitted transferees, they will not be redeemable by the Company and will not be transferable, assignable or salable until 30 days after the completion of our initial business combination. Below is the Company’s analysis under ASC 815-40 to support the accounting treatment for these warrants:

Step 1: Is the warrant a freestanding instrument? Yes

Public Warrant - The Public Warrants will be issued with public units. Each unit consists of one ordinary share, one right and one warrant. Each warrant entitles the holder thereof to purchase three-fourths (3/4) of one ordinary share. Each right entitles the holder thereof to receive one-tenth (1/10) of one ordinary share upon the consummation of an initial business combination. The Public Warrants will be publicly traded under a separate ticker “AFJKW” from Company’s ordinary shares and therefore, are considered legally detachable and separable. Therefore, the Public Warrant is a freestanding instrument.

Private Placement Warrant - The Private Placement Warrants will be issued with the Private Placement Units in connection with the Initial Public Offering. The Warrants as noted in section 2.6 of the Warrant agreement are issued in the same form as the Public Warrants. Although the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, it will not affect the transferability nature of the Private Placement Warrant. Therefore, the Private Placement Warrant is a freestanding instrument.

Step 2: Is the warrant within the scope of ASC 480? No

●	The warrants are not mandatorily redeemable (per section 6 of the Warrant Agreement).

●	The warrants represent an obligation to issue ordinary share of the Company. They do not represent an obligation of the Company to purchase its own equity shares; and

●	The warrants obligate the Company to issue a fixed number of ordinary shares at the exercise price. Per section 4 of the Warrant Agreement, the adjustment provisions for Split-Ups; Aggregation of Shares; Extraordinary Dividends, and the related Adjustments in Exercise Price may potentially result in a variable number of shares to be issued but as these adjustments are intended to maintain the economic value of the warrants after such significant events, the provisions do not result in the warrants being within the scope of ASC 480. The adjustments in the down round provision also do not result in the warrants being within the scope of ASC 480.

Step 3: Does the warrant meet the definition of a derivative? Yes

The warrants contain an underlying (price of the Company’s ordinary shares), a notional (the number of ordinary shares covered by the warrants), require no initial net investment, and can be net share settled. Therefore, the warrant meets the definition of a derivative under ASC 815-10-15.

Step 4: Is the warrant considered indexed to the entity’s own stock? Yes

●	Step one - Evaluate contingent exercise provisions. Pass

Public Warrant & Private Placement Warrant – Section 3.3.5 of the proposed Warrant Agreement (Maximum Percentage) contains an exercise contingency. Additionally, the Company’s call option in Section 6.1 (Redemption) is considered an exercise contingency. the Company’s call option in Section 6.1 is a mechanism to incentivize exercise of the Warrants, as they only become redeemable when the Warrants are deeply in the money and the share price has exceeded $18 over a defined period. At any point when the warrants are exercisable at or above this $18 threshold it is probable the holder will exercise and any redemption by the Company will not need to be utilized. Hence, an exercise contingency would occur because the transaction would be measured solely by reference to the Company’s operations, and therefore would not preclude the Warrant from being indexed to the Company’s stock. Proceed to Step two.

●	Step two - Evaluate settlement provisions. Pass

(1) Primary settlement provision

The warrant holders can purchase the ordinary share up to a fixed number at a fixed exercise price ($11.50 per share). According to ASC 815-40-15-7C, the primary settlement provision itself met the definition of “Fixed-for-Fixed” rule.

(2) Certain adjustments

The Company analyzed the adjustments per section 4 of the Warrant Agreement under ASC 815-40-55-42 and noted that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. As a result, these sections do not preclude the warrants from being considered indexed to the Company’s own stock. And to further address key message in the SEC’s public statement on accounting for warrants, the warrant agreement does not involve different settlement terms depending on who holds the warrants and specifically included “Notwithstanding anything to the contrary herein, in the event of any tender offer for shares of Ordinary Shares, the offeror shall not make any tender offer for Warrants if the effect of such offer would be to require the Warrants to be accounted for as liabilities under applicable accounting principles.”

Step 5: Does the warrant meet the requirement for equity classification? Yes

When the warrant is exercised, the warrant holder shall deliver the aggregate exercise price to the Company, and the Company shall cause the underlying ordinary shares to be transmitted to the warrant holder. Therefore, it requires physical settlement.

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met):

●	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding. See 7.3 of the Warrant Agreement.
●	The contract contains an explicit share limit as the maximum number of warrants that the holders can be exercised is stated in the contact.
●	Section 3.3.2 of the Warrant Agreement explicitly states that under no circumstance should cash payment be required.
●	In addition, the Warrant Agreement has no clause that would require cash-settled top-off or make-whole provisions.

Conclusion: The Company accounts for its warrants issued in accordance with ASC 480 & 815. Based on this guidance and the analysis as discussed above, the Company determined that its warrants meet the criteria for classification as equity. Accordingly, the Company classified the warrants as additional paid in capital and they are not required to be classified as liabilities and marked to market at each reporting period.

Certain Relationships and Related Party Transactions, page 81

9.	Please revise to explain how Arc Group Limited is a related party.

Response: The Company has revised the disclosure in the Amended Registration Statement to add information about Arc Group Limited in the “Summary,” “Proposed Business” and “Management” sections on pages 3, 82 and 104, respectively. The Company notes that Arc Group Limited is providing certain advisory services to the Company’s Sponsor as set forth in the Amended Registration Statement and Arc Group Limited is not a shareholder of the Company.

Enforcement of civil liabilities, page 90

10.	Please expand your enforcement of civil liability section to include disclosure related to civil liabilities due to certain directors and officers having significant ties to China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment beginning on page 121 of the Amended Registration Statement.

General

11.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on the cover page and beginning on pages 11, 38 and 82 of the Amended Registration Statement.

12.	Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on the cover page, in the “Summary Section” on page 2, in the “Risk Factors” section beginning on page 38, and in the “Proposed Business” section beginning on page 82 of the Amended Registration Statement.

13.	Please revise to disclose in the introduction to your Business section that having a majority of your executive officers and/or directors have significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on the cover page, in the “Summary” section on page 3, and in the “Risk Factors” section on page 43 of the Amended Registration Statement.

Please call me at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andrei Sirabionian
Andrei Sirabionian
Partner